THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NEW LEAF BRANDS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

646390104
(CUSIP Number)

Carpe Diem Capital Management LLC
401 N Michigan Avenue, Suite 1301
Chicago, Illinois 60611
Attention: John Ziegelman, President
Telephone: (312) 203-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Schoeman, Updike, Kaufman & Scharf
333 W. Wacker Drive, Suite 305
Chicago, Illinois 60606
Attention: Joseph M. Paolucci, Esq.
Telephone (312) 282-6411

April 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 646390104	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carpe Diem Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,813,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,813,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,813,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.851% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1) Based on 143,229,126 shares of Common Stock of New Leaf Brands, Inc. outstanding on July 14, 2011, as reported in the Form 10-Q filed by the Issuer on July 18, 2011.

CUSIP No. 646390104	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Ziegelman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,813,333
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,813,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,813,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.851% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

 (1)  Based on 143,229,126 shares of Common Stock of New Life Brands, Inc. outstanding on July 14, 2011, as reported in the Form 10-Q filed by the Issuer on July 18, 2011.

CUSIP No. 646390104	13D	Page 4 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.001 par value (the “Common Stock”), of New Leaf Brands, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at One DeWolf Road, Old Tappan, NJ 07675.

Item 2. Identity and Background.

The Reporting Persons for this jointly filed Statement of Beneficial Ownership on Schedule 13D are Carpe Diem Capital Management LLC and John Ziegelman, its President:

Carpe Diem Capital Management LLC (“Carpe Diem”)

The state of Carpe Diem’s organization is Delaware.

Carpe Diem is principally engaged in the business of providing investment management services to various investment funds and managed accounts and of acquiring, holding, voting and disposing of various portfolio securities investments.

The principal office of Carpe Diem is located at 401 N Michigan Avenue, Suite 1301, Chicago, Illinois 60611, Attention: John Ziegelman, President.

During the last five years, Carpe Diem has not been convicted in a criminal proceeding.

During the last five years, Carpe Diem was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John Ziegelman

Mr. Ziegelman’s business address is 401 N Michigan Avenue, Suite 1301, Chicago, Illinois 60611.

CUSIP No. 646390104	13D	Page 5 of 11 Pages

Mr. Ziegelman’s principal occupation is president of Carpe Diem. In such capacity, Mr. Ziegelman acts as investment manager of the investment funds and managed accounts to which Carpe Diem provides investment management services.

During the last five years, Mr. Ziegelman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Ziegelman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ziegelman is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The amount of funds used to purchase the Units described below was $400,000, and the amount of funds used to exercise the X, Y and Z Warrants in the Restructuring described below was $400,000. In both cases, the funds used were cash from investment accounts managed by Carpe Diem.

Item 4. Purpose of Transaction.

The purpose of Carpe Diem’s acquisition of 16 Units (described below) was for investment. The Reporting Persons intended to acquire beneficial ownership of approximately but no more than 4.99% of the Common Stock, which intent was known by the Company before and at the time of the purchase of the Units described below and before and at the time of the Restructuring described below.

John Ziegelman, a Reporting Person hereunder, has discussed with the Company from time to time joining the Company’s Board of Directors and perhaps becoming Chairman of the Board, but has determined not to join the Company’s Board of Directors at this time. In connection with those discussions, Mr. Ziegelman and Carpe Diem entered into a mutual non-disclosure agreement with the Company dated December 9, 2010.

Prior to, during and after the closing of the Company’s sale and issuance of Units to Carpe Diem, Mr. Ziegelman, from time to time, and with the Company’s consent, provided the Company his personal views, on an informal non-compensated basis, as to actions Mr. Ziegelman believes the Company should take relative to the Company’s operations, financial condition and other matters pertaining to the Company. Mr. Ziegelman believes that if the Company executed some or all of these actions, the Company’s financial condition and results of operation would improve. At this time, Mr. Ziegelman intends to continue his dialogues with the Company in this regard.

Commencing on or about January 2011, Mr. Ziegelman provided the Company his views on conducting a capital restructuring of the Company. On March 29, 2011, the Company made an offer to its holders of Preferred Stock (defined below) and X, Y and Z Warrants (defined below) for a restructuring of the Company’s capital. This capital restructuring (the “Restructuring”) is described below, and the offer regarding the Restructuring was accepted by Carpe Diem pursuant to a Preferred Stock Exchange Agreement dated April 8, 2011 with the Company and Carpe Diem (the “Exchange Agreement”), and a Warrant Exercise Agreement dated April 8, 2011 with the Company and Carpe Diem (“Exercise Agreement”) both described below. Both transactions of the Restructuring were completed on April 29, 2011, but Carpe Diem did not receive its shares of Common Stock until June, 2011.

CUSIP No. 646390104	13D	Page 6 of 11 Pages

Section 5 (e) “Conversion Limitations” of the Company’s Certificate of Designation (“Preferred Stock Certificate of Designation”) of the Series K 10% Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”), prohibits the Company from converting shares of Preferred Stock into shares of Common Stock to the extent the holder’s beneficial ownership of Common Stock after such conversion would exceed 4.99% of the Common Stock (the “4.99% Limit”). The purpose of Carpe Diem’s participation in the Restructuring, which Carpe Diem reasonably believes was at all times known by the Company, was to maintain, to the greatest extent possible, its percentage beneficial ownership of the Common Stock after the Restructuring as compared to before the Restructuring, but in any event comply with the 4.99% Limit. Carpe Diem also believes that if the Company intended to amend the 4.99% Limit, the Company would have done so as part of the Restructuring where the Company sought, and received, permission from the holders to modify certain other terms of the Preferred Stock, the X, Y and Z Warrants and the Registration Rights Agreement (described below). The Reporting Persons intend to promptly begin discussions with the Company to rescind Carpe Diem’s participation in the above described exchange of Preferred Stock to the extent necessary for the Reporting Persons to beneficially own the greatest percentage of Common Stock possible without exceeding 4.99% beneficial ownership of the Common Stock, and to exchange the shares of Common Stock received by Carpe Diem upon exercise of the X, Y and Z Warrants in the Restructuring for a new Company security on terms to be agreed upon with the Company.

Item 5. Interest in Securities of the Issuer.

On January 19, 2011, Carpe Diem purchased 16 Units (described below) from the Company for an aggregate purchase price of $400,000. The Units were offered by the Company to Carpe Diem in what the Company indicated to the Reporting Persons was an exempted offering to accredited investors. Each unit (“Unit”) consisted of one share of $25,000 stated value (and liquidation preference) of Preferred Stock and three series (Series X, Y and Z) of Common Stock purchase warrants (“X, Y and Z Warrants”) to purchase up to an aggregate of 333,333 shares of Common Stock an exercise price of $0.15 per share, subject to adjustment.

In connection with the Restructuring, pursuant to the Exchange Agreement, on April 8, 2011, Carpe Diem agreed to exchange its 16 shares of Preferred Stock for 4,480,000 shares of Common Stock. In addition, pursuant to the Exercise Agreement, on April 8, 2011, Carpe Diem agreed to exercise all of its X, Y and Z Warrants in full for 5,333,333 shares of Common Stock for an aggregate exercise price of $400,000. These transactions resulted in the Reporting Persons beneficially owning a total of 9,813,333 shares of Common Stock. Due to the lack of current public information then available to the Reporting Persons and incorrect information received by the Reporting Persons from the Company concerning the number of shares of Common Stock outstanding after the consummation of the Restructuring, the Reporting Persons reasonably believed that after the Restructuring their beneficial ownership of Common Stock did not exceed 4.99%. Accordingly, the Reporting Persons did not file a Statement of Beneficial Ownership on Schedule 13D with respect to their shares of Common Stock. The Reporting Persons had no means to calculate their actual percentage beneficial ownership at the time of and after the Restructuring until the Company filed its March 31, 2011 Quarterly Report on Form 10-Q (the “March 10-Q”). The Company filed its March 10-Q late. Finally, on July 18, 2011, the Company filed its March 10-Q, which disclosed that there were only 143,229,126 shares of Common Stock outstanding. Consequently, after the Company filed its March 10-Q, the Reporting Persons were finally able to determine their percentage beneficial ownership of Common Stock. The Reporting Persons have determined that rather than beneficially owning less than 5% of the Common Stock as intended by them and (to the Reporting Persons’ reasonably belief) the Company, the Reporting Persons instead own 6.85% of the Common Stock. The Reporting Persons are now filing this Statement of Beneficial Ownership on Schedule 13D to report their beneficial ownership of 6.85% of the Common Stock.

CUSIP No. 646390104	13D	Page 7 of 11 Pages

On March 29, 2011, pursuant to the Restructuring, the Company offered the following to its holders of Preferred Stock and X, Y and Z Warrants:

1. All holders of shares of Preferred Stock were offered the one-time right during the offer period, in each holder’s sole discretion, to exchange 100% of the shares of Preferred Stock held by them for shares of Common Stock based on the following formula: 112% of Liquidation Value of the Preferred Stock divided by $0.10 per share.

2 Prior to the exchange of shares of Preferred Stock for Common Stock, the requisite number of holders of shares of Preferred Stock would amend the Preferred Stock Certificate of Designation to (i) eliminate the full ratchet anti-dilution provisions contained therein and (ii) expand the definition of “Permitted Indebtedness” to allow for an asset-based credit line or factoring agreement of up to $1.5 million, which would be secured by accounts receivable and/or inventory of the Company. The Company also asked the holders of shares of Preferred Stock to amend the Registration Rights Agreement to remove the liquidated damages provisions from that agreement.

3 X, Y and Z Warrant holders representing 54,501,220 shares of Common Stock could individually and unilaterally exercise all of their current X, Y and Z Warrants based on a new exercise price of $0.075 per share in cash. The shares received upon such exercise would not have been previously registered with the U.S. Securities and Exchange Commission (the “SEC”) and would be issued with a restrictive legend, but would have registration rights.

4 In the Company’s offer to the holders of shares of Preferred Stock and X, Y and Z Warrants, the Company stated that “We intend to use the proceeds of the exercise of the current warrants for working capital and other general corporate purposes. If all outstanding warrants are exercised, we expect to receive proceeds of approximately $4,087,590. There will be no fees or commissions payable to any third party resulting from the exercise of the current warrants.” At the Company’s request, Mr. Ziegelman agreed to participate in a conference call with the holders of shares of Preferred Stock and X, Y and Z Warrants to explain why such an exchange offer and warrant exercise could provide the Company with the capital the Company believed was required to implement the Company’s existing business and growth plans. In addition, because Carpe Diem believed the Company was then facing liquidity constraints, Carpe Diem loaned to the Company $25,000 to pay Company legal fees incurred or to be incurred in connection with the Restructuring. The Company has not repaid Carpe Diem any amount of this loan.

CUSIP No. 646390104	13D	Page 8 of 11 Pages

Mr. Ziegelman and Carpe Diem have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 9,813,333 shares of Common Stock.

Neither Mr. Ziegelman nor Carpe Diem has entered into any transactions in the Common Stock that were effected during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Series X Warrants are five-year warrants, exercisable immediately to purchase an aggregate of 4,049,999 shares of Common Stock, as reported in the March 10-Q. The Series Y Warrants are exercisable until 45 days after the effectiveness of a certain registration statement and are exercisable to purchase an aggregate of 4,049,999 shares of Common Stock, as reported in the March 10-Q. The Series Z Warrants are five-year warrants whose effectiveness is conditional upon the exercise of the holder’s Y warrants and are exercisable to purchase an aggregate of 8,100,001 shares of Common Stock, as reported in the March 10-Q. The X, Y and Z Warrants are represented by warrant certificates and are exercisable at $.15 per share. They are exercisable in whole or in part and the X and Z (but not Y) warrants may be exercised on a cashless basis. Pursuant to the Registration Rights Agreement, Unit subscribers also received the right to demand that the Company file one or more registration statements covering the shares of Common Stock into which the Preferred Stock is convertible and as to which the X, Y and Z Warrants are exercisable.

In connection with the sale and issuance of Preferred Stock and the X, Y and Z Warrants, the Company entered into a Securities Purchase Agreement, dated January 20, 2011, with Carpe Diem and certain other investors (“SPA”). In addition to providing for the purchase of the Preferred Stock and the X, Y and Z Warrants by Units subscribers, the SPA also provided for the Company to amend its earn-out arrangement with Eric Skae, its Chief Executive Office; placed certain restrictions on the Company in connection with additional equity offerings by it for a period of 12 months; caused each Company executive officer and director to enter into a “lock-up” agreement valid until 90 days after the effectiveness of one or more registration statements to be filed pursuant to the Registration Rights Agreement; and caused the conversion to equity of certain outstanding debt of the Company.

CUSIP No. 646390104	13D	Page 9 of 11 Pages

The Company entered into a Registration Rights Agreement, dated January 20, 2011 (the “Registration Rights Agreement”) with each Unit holder pursuant to which the Company agreed, at its expense, to file and gain effectiveness for one or more registration statements covering the shares of Common Stock issuable pursuant to the conversion of Preferred Stock and the exercise of X, Y and Z Warrants. The Company further agreed to file such registration statement within 60 days after the closing of the Unit offering and to obtain its effectiveness within 90 days after such closing (or 120 days if such registration statement is subject to full Securities and Exchange Commission review), failing which monetary penalties would be imposed. The registration statement(s) is (are) to be maintained effective until all securities registered for sale thereunder have been sold. To date, the Registration Statement has not been filed.

The Company also filed the Certificate of Designation for the Preferred Stock. The Preferred Stock ranks senior to the Common Stock, carries a 10% cumulative rate of interest, has a liquidation preference and, prior to the Restructuring, was convertible into shares of the Company’s Common Stock at $.15 per share, subject to adjustment and anti-dilution protection. The Preferred Stock is callable and redeemable by the Company under certain circumstances. The Preferred Stock may be converted by the Company into Common Stock if the market price of the Common Stock is at least 300% of the conversion price for a period of 30 days and at least 200,000 shares have traded each day during such 30 day period. The Preferred Stock has voting rights, voting with the Common Stock on an assumed-converted basis. The Certificate of Designation contains additional restrictions on the Company’s operations, including a restriction prohibiting the payment of any dividends on the Common Stock without the affirmative consent of the holders of the Preferred Stock.

The Company also entered into the Exchange Agreement with Carpe Diem, the terms of which are described above, whereby Carpe Diem exchanged its 16 shares of Preferred Stock for 4,480,000 shares of Common Stock. The Company also entered into a Registration Rights Letter with Carpe Diem dated April 8, 2011, whereby the Company agreed, at its cost, on or prior to six months after the expiration date of the Preferred Stock exchange offer under the Restructuring, to file a shelf registration statement with the SEC covering shares of Common Stock received in exchange for shares of Preferred Stock, and to maintain said registration statement continuously effective for one year.

CUSIP No. 646390104	13D	Page 10 of 11 Pages

The Company also entered into the Exercise Agreement with Carpe Diem, the terms of which are described above, whereby Carpe Diem exercised all of its X, Y and Z Warrants for 5,333,333 shares of Common Stock for an aggregate exercise price of $400,000. The Company also entered into a Registration Rights Letter with Carpe Diem dated April 8, 2011, whereby the Company agreed, at its cost, on or prior to six months after the expiration date of the warrant exercise offer under the Restructuring, to file a shelf registration statement with the SEC covering shares of Common Stock received upon exercise of the X, Y and Z Warrants, and to maintain said registration statement continuously effective for one year.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 646390104	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARPE DIEM CAPITAL MANAGEMENT LLC

/s/ John Ziegelman
By:	John Ziegelman, its President

/s/ John Ziegelman